Mail Stop 3561

March 27, 2006


Via U.S. Mail

Mr. Marshall O. Larsen
Chief Executive Officer
Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, North Carolina 28217


	RE:	Goodrich Corporation
		Form 10-K for the year ended December 31, 2005
		Filed March 22, 2006
		File No. 001-00892

Dear Mr. Larsen:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Annual Report on Form 10-K for the year ended December 31, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 24
2005 Summary Performance, page 27

1. Please provide further details concerning the reserves related to the A380 actuation system. Specifically provide amounts for each charge including the obsolete inventory, supplier claims, impaired assets and tell us where these are reported in your financial statements. Please include journal entries recorded in your response. We may have further comments.


Results of Operations, page 29
Partial Settlement with Northrop Grumman, page 30

2. Please explain the partial settlement agreed to with Northrop Grumman. Specifically identify liabilities you assumed, any liabilities you expect to incur above those assumed, amounts still under dispute with Northrop Grumman and other relevant liabilities, receivables, and charges incurred relating to the settlement. Please include journal entries recorded in your response and fully explain the nature of the dispute and when final resolution of all matters with Northrop is expected, including settlement of liabilities assumed. We may have further comments.


Year Ended December 31, 2005 Compared with Year Ended December 31,
2004, page 31

3. In future filings, where changes in revenue and expense amounts are related to several factors, each significant factor should be separately quantified and discussed. For example, please quantify and discuss each of the factors contributing to the decrease in general and administrative costs listed on page 31, the tax litigation costs, information technology costs, and incentive compensation costs.


Notes to Consolidated Financial Statements, page 73
Note 1.  Significant Accounting Policies, page 73
Inventories, page 73

4. Please provide further details on pre-production costs capitalized to inventory. Explain the nature of the costs and the literature that supports your accounting treatment. We may have further comments.
Participation Payments, page 75
Note 13.  Other Assets, page 92

5. We note from your disclosure in Note 13 that the balance of participation payments increased from $23.8 million at December 31,
2004 to $118.1 million at December 31, 2005.  You also disclose in
Note 13 that the increase is primarily due to contracts for
aircraft
component delivery programs.  We further note that these payments are
made to OEMs to obtain a secured position on aircraft programs and are made under contractual agreements. In this regard, please tell us the nature of the program in appropriate detail.  Discuss why it
is appropriate to capitalize these payments and the accounting literature upon which you relied. Address in your response whether the participation payment amounts disclosed in Note 13 reflect for each period presented, the full amount of participation payments that will be made over 10 years.  Also advise us of your rationale
supporting your amortization method.    Please revise your
disclosure
in future filings to fully explain the nature of these contracts and the related impact on your financial statements. Please include your proposed disclosure in your response. We may have further comments after reviewing your response.


Note 24. Stock-Based Compensation, page 123
Performance Units, page 126

6. Please clarify your policy for recognizing compensation expense on the issuance of performance units. We note that you currently recognize the expense as the performance criteria are met. Tell us if you consider the probability of the performance condition being met and recognize compensation expense accordingly. Please refer to the guidance in SFAS 123 and SFAS 123R and advise.


*    *    *    *


As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of
1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at (202) 551-3624 or Katherine
Mathis
at (202) 551-3383 if you have questions.

Sincerely,



Linda Cvrkel
Branch Chief

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Mr. Marshall O. Larsen
Goodrich Corporation
March 27, 2006
Page 1